SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated December 10, 2020 between
LISTED FUNDS TRUST
and
Morgan Creek Capital Management, LLC

The Trust will pay to the Adviser, as compensation for the Adviser’s services rendered, a fee computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Morgan Creek Exos SPAC Strategy ETF	1.00%
Morgan Creek-Exos Active SPAC Arbitrage ETF	1.25%

Expenses
The Adviser agrees to pay all expenses incurred by the Funds except for: “Excluded Expenses defined collectively as: the fee paid to the Adviser pursuant to this Agreement, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act. Excluded Expenses are expenses of each Fund.”
The Trust acknowledges and agrees that the Adviser may delegate its responsibility to pay some or all expenses incurred by the Funds, except for Excluded Expenses, to one or more third parties, including but not limited to, Sub-Advisers.

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of January 11, 2022.

LISTED FUNDS TRUST	MORGAN CREEK CAPITAL MANAGEMENT, LLC

By: /s/ Kent Barnes	By: /s/ Mark Yusko
Name: Kent P. Barnes	Name: Mark Yusko
Title: Secretary	Title: CEO & Chief Investment Officer